UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Item 1.01	Announcement of Execution of Securities Purchase Agreement Regarding the Sale of Senior Secured Convertible Notes and Warrants to Purchase Ordinary Shares

On July 10, 2025, K Wave Media Ltd. (the “Company”) issued a press release announcing the execution of a Securities Purchase Agreement, dated July 3, 2025 (the “SPA”), by and among the Company, Anson Investments Master Fund, LP and Anson East Master Fund LP (together, the “Purchasers”), and Anson Investments Master Fund L.P., as collateral agent for the Purchasers, the terms and conditions of which are described below.

A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The Securities Purchase Agreement

Pursuant to and subject to the terms and conditions of the SPA, the Company agreed to issue and sell to the Purchasers, and the Purchasers agreed to purchase from the Company, severally and not jointly, (i) at the Initial Closing (as described below), for an aggregate amount of $15,000,000, Senior Secured Convertible Notes representing an aggregate principal amount of $15,789,473.68 (the “Initial Notes”) and warrants (the “Initial Warrants”) to purchase an aggregate of 4,312,180 of the Company’s ordinary shares, par value $0.0001 per share (“Ordinary Shares”); (ii) at the Second Closing (as described below), for an aggregate amount of up to $10,000,000, Senior Secured Convertible Notes representing an aggregate principal amount of $10,526,315.79 (the “Second Notes”) and warrants (the “Second Warrants”) to purchase an aggregate of 2,874,786 Ordinary Shares; and (iii) at the Additional Closing (as described below), if any, upon the terms and subject to the conditions set forth in the SPA and upon mutual written consent of the parties thereto, for an aggregate amount of up to $475,000,000, Senior Secured Convertible Notes representing an aggregate principal amount of $500,000,000 (the “Additional Notes”) and warrants (the “Additional Warrants”) to purchase an aggregate of 136,552,327 Ordinary Shares.

On July 11, 2025, the “Initial Closing” under the SPA was consummated by the parties thereto, pursuant to which the Company sold to the Purchasers, for an aggregate amount of $15,000,000, the Initial Notes and the Initial Warrants.

Pursuant to the SPA, the consummation of the “Second Closing” requires, in addition to customary conditions to closing, that (i) no event of default under the Senior Secured Convertible Notes issued and issuable under the SPA (collectively, the “SPA Notes”) shall have occurred or be continuing; (ii) the closing price of the Company’s Ordinary Shares on the markets or exchanges on which the Ordinary Shares are listed or quoted for trading (the “Trading Market”) equals or exceeds $3.00 per share on each trading day during the ten consecutive trading days immediately prior to the date of the Second Closing (the “Second Closing Date”); (iii) the daily dollar trading volume for the Ordinary Shares on the Trading Market equals or exceeds $2,000,000 per trading day on each trading day during the ten consecutive trading days immediately prior to the Second Closing Date; and (iv) in accordance with the SPA Registration Rights Agreement (as described below), a Registration Statement on Form F-1 with respect to the Initial Closing and the Second Closing shall have been declared effective.

Additionally, pursuant to the SPA, the consummation of any Additional Closing requires, in addition to customary conditions to closing, that no event of default under the SPA Notes shall have occurred or be continuing.

In addition, as a condition to the consummation of the Second Closing and any Additional Closing, the SPA requires that, from the date of the SPA to the date of the applicable closing, trading in the Company’s Ordinary Shares shall not have been suspended by the SEC or the Trading Market or limited or minimum prices established by Bloomberg L.P., nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of the Purchasers, makes it impracticable or inadvisable to purchase the applicable notes and warrants at such closing.

The SPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the SPA, the Company will use at least 80% of the net proceeds from the sale of the SPA Notes and the warrants issued and issuable under the SPA (collectively, the “SPA Warrants”) exclusively for the purchase of Bitcoin (BTC).

The foregoing description of the SPA does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the SPA, a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

The Notes

The SPA Notes are substantially identical and each SPA Note matures, and all principal and any accrued interest on such SPA Note will be payable, on the date that is twenty-four months following its issuance date. The SPA Notes will not bear interest unless an event of default occurs under the SPA Notes, in which event the SPA Notes will bear interest at a rate of 12% per annum (retroactively commencing the date of issuance of the applicable SPA Note), payable at maturity. Additionally, any overdue accrued and unpaid interest to be paid under the SPA Notes will incur a late fee at an interest rate equal to 12% per annum (commencing on the date the interest was payable).

All of the SPA Notes are convertible into Ordinary Shares at any time by the Purchasers at a conversion price of $4.40 per Ordinary Share (subject to customary adjustment provisions in the SPA Notes).

Pursuant to the SPA Notes, the Company may not effect the conversion of any SPA Note, and a Purchaser holding such SPA Note will not have the right to convert such SPA Note, to the extent that after giving effect to the conversion, the Purchaser and its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the conversion.

No fractional shares will be issued upon any conversion of an SPA Note. If, upon conversion of an SPA Note, the applicable Purchaser would be entitled to receive a fractional interest in an Ordinary Share, the Company may at its option, upon conversion, pay cash in lieu of any such factional share or round up to the nearest whole share.

Pursuant to each SPA Note, the Company must, for so long as such SPA Note is outstanding, cause all payments due under such SPA Note to (i) rank pari passu with all other SPA Notes and (ii) be senior to all other Indebtedness (as defined in the SPA) of the Company and its Subsidiaries.

The SPA Notes have customary event of default provisions. Under the SPA Notes, upon the occurrence or existence of any event of default, the outstanding principal amount, any accrued interest and any other amounts payable thereunder will be (or in certain instances, at the option of the holder thereof, may be) immediately accelerated.

The SPA Notes contain certain redemption rights of the Purchasers upon certain financing and change of control events involving the Company.

The foregoing description of the SPA Notes does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the SPA Notes, the forms of which are attached as Exhibits A, C and E to the SPA and are incorporated herein by reference.

The Warrants

The SPA Warrants are substantially identical. The SPA Warrants provide the Purchasers the right to purchase an aggregate of 143,739,293 Ordinary Shares at an exercise price of $3.6616 (subject to customary adjustment provisions in the SPA Warrants) and will be immediately exercisable on the date of the SPA Warrants’ respective issuances. The SPA Warrants expire on the fifth anniversary of their respective issuance dates.

Pursuant to the SPA Warrants, the Company may not exercise any SPA Warrant, and a Purchaser holding such SPA Warrant will not have the right to exercise such SPA Warrant, to the extent that after giving effect to the exercise, the Purchaser and its affiliates would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise.

The SPA Warrants may be exercised by a Purchaser by paying the exercise price in cash or on a cashless basis. No fractional shares will be issued upon any exercise of any SPA Warrant. If, upon exercise of an SPA Warrant, a holder would be entitled to receive a fractional interest in an Ordinary Share, the Company will round up to the nearest whole share.

The foregoing description of the SPA Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the SPA Warrants, the forms of which are attached as Exhibits B, D and F to the SPA and are incorporated herein by reference.

The Registration Rights Agreement

Pursuant to the SPA, on July 3, 2025, the Company and the Purchasers entered into a Registration Rights Agreement (the “SPA Registration Rights Agreement”).

The SPA Registration Rights Agreement requires the Company to file registration statements under the Securities Act of 1933, as amended, providing for the resale of all or part of the registrable securities held by the parties thereto as promptly as practicable, but in no event later than (i) the fifteenth day following (A) the Initial Closing with respect to the Initial Notes and the Second Notes and the Initial Warrants and the Second Warrants, and (B) each applicable additional closing date with respect to the Additional Notes and Additional Warrants, if issued, and (ii) with respect to any additional registration statements that may be required to be filed by the Company pursuant to the SPA Registration Rights Agreement, the date on which the Company was required to file such additional registration statement pursuant to the terms thereof.

Pursuant to the SPA Registration Rights Agreement, the Company will use reasonable best efforts to cause each registration statement to be declared effective within the timelines specified therein, and thereafter to keep such registration statement effective for the periods specified therein. The SPA Registration Rights Agreement also contains customary indemnity and contribution obligations by the Company and the other parties to the SPA Registration Rights Agreement.

The foregoing description of the SPA Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, the form of which is attached to the SPA as Exhibit G and is incorporated herein by reference.

The Security Agreement

Pursuant to the SPA, on July 11, 2025, the Company and Anson Investments Master Fund, LP (in such capacity, the “Secured Party”), entered into a Security Agreement (the “Security Agreement”), pursuant to which the Company granted to the Secured Party a security interest in certain of the Company’s deposit accounts and digital asset accounts (including all assets therein and proceeds therefrom, whenever held by the Company) (the “Collateral”) to secure all payment and other obligations (the “Secured Obligations”) of the Company under the SPA, the SPA Notes, the SPA Warrants and all other transaction documents entered into in connection with the SPA (collectively, the “SPA Transaction Documents”). Pursuant to the Security Agreement, if the Company defaults on any of the Secured Obligations, then the Secured Party will have the right, in addition to any rights of the Secured Party under applicable law and under the SPA and the other SPA Transaction Documents, to take exclusive control of the Collateral and sell, dispose or otherwise transfer the Collateral, and any payments, returns of capital and distributions made to the Company during such default will be paid to the Secured Party, in each case, until the Secured Obligations are paid in full. Pursuant to the Security Agreement, if the foregoing remedies are insufficient to repay the Secured Obligations, the Company will remain liable to pay such deficiency. The Security Agreement will terminate when the Secured Obligations are paid in full. As of the date of this Report on Form 6-K, the Collateral includes $3,179,891.84 in cash and 88 Bitcoin (BTC).

The foregoing description of the Security Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Security Agreement, the form of which is attached to the SPA as Exhibit H and is incorporated herein by reference.

Cautionary Note

This Report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy any securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

This Report on Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 10, 2025
99.2	Securities Purchase Agreement, dated July 3, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: July 30, 2025	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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